April 30, 2010

By U.S. Mail and facsimile: (212) 635-1121

Robert P. Kelly
Chairman and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, New York 10286

      Re: The Bank of New York Mellon Corporation
            Form 10-K for fiscal year ended December 31, 2009
            <u>**File Number 000-52710**</u>

Dear Mr. Kelly:

      We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>
<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities</u>

1.   Please tell us and include in future filings the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b) of Regulation S-K.

Mr. Robert P. Kelly
The Bank of New York Mellon Corporation
April 30, 2010
Page 2

2.   Please clarify to us that the 2.0 million shares you issued to HBOS Insurance and Investment Group Limited were not in exchange for cash compensation. If they were, please provide the information required by Item 701(c) of Regulation S-K.

Item 11. Executive Compensation
Annual Bonuses, page 45

3.   We note your disclosure that due to your net loss in 2009, awards could not be made under the Executive Incentive Compensation Plan approved by your shareholders in 2008. We further note that in March 2009 the Human Resources and Compensation Committee exercised its discretion and created a "balanced scorecard" approach in order to determine the amount of cash and equity award bonuses to your named executive officers for 2009 bonuses.

Please provide us with proposed revised disclosure of the targets, trigger values and actual results of the performance objectives that make up the "individual component" of your "balanced scorecard" approach. For example you state that Mr. Hassell's performance was reviewed against his performance objectives which were in five identified categories, but you did not disclose what his performance objectives were in those five categories.

To the extent you believe that disclosure of the performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Risk Assessment, page 39

4.   We note your disclosure as it relates to the required disclosure for companies that are TARP recipients. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

5.   We are aware of the Federal Reserve's "horizontal review" of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting and Reporting Policies
Nonperforming Assets, page 100

6. We note your disclosure that an impairment allowance is measured on loans greater than
    $1 million and which meet the definition of an impaired loan. Please address the
    following:

    • Tell us the number, aggregate amount, average loan amount, and percentage of your
      commercial loans that are greater than $1 million.
    • Explain, and revise your future filings to clarify, how you concluded that $1 million
      would materially capture all loans that fall into the scope of ASC 310.
    • Explain, and revise your future filings to clarify, how you measure loans that fall
      within the scope of ASC 310 however are less than the $1 million threshold.

Note 5 - Securities, page 109

7. We note you changed your intent to hold to maturity $1.7 billion of securities included in
    the held-to-maturity (HTM) portfolio in conjunction with the restructuring of your
    investment securities portfolio. So that we may better understand your accounting
    treatment, please address the following:

    • Tell us if any of the securities that were transferred into the HTM portfolio during
      2008 are included in the securities you re-classified (or restructured) in 2009 and are
      now classified as Available-for-Sale (AFS). If so, provide us a listing of those
      securities, in tabular format, including:
        o each securities credit rating at the date they were transferred into HTM
          portfolio, and
        o each securities credit rating at the date they were reclassified back to the AFS
          portfolio (i.e. the date you changed your intent).
    • Provide additional discussion of any other evidence you used to support that
      deterioration of the underlying collateral of the securities had occurred. Tell us if any
      of the securities transferred to the HTM portfolio in 2008 were on the "watch list" of
      securities you viewed as having higher risk of impairment charges at the time.
    • Differentiate those securities that were re-classified from HTM to AFS from the
      remaining securities in HTM (i.e. those with the same characteristics, such as Alt-A
      RMBS, Prime RMBS, Subprime RMBS, etc.).
    • Tell us how you determined that this reclassification did not call into question your
      intent and ability to hold the remaining securities in the HTM portfolio to maturity.

Note 26 - Commitments and Contingencies, page 144

8.   We note your disclosures beginning on page 147 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

(i)   the possible loss or range of loss; or
(ii) a statement that an estimate of the loss cannot be made.

In this regard, while we acknowledge previous discussions with the Staff on this matter, we do not believe that general boilerplate disclosure indicating that judgments or settlements, after giving effect to reserves and insurance, may be material to your operating results for a particular period satisfies the criteria in ASC 450. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3491.

Sincerely,

Todd K. Schiffman
Assistant Director